FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336-01

For the month of December 2009.

NIPPONKOA Insurance Company, Limited

(Translation of registrant’s name into English)

7-3, Kasumigaseki 3-chome

Chiyoda-ku, Tokyo 100-8965

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

News Releases

1.	Announcement regarding media reports on preliminary injunction

2.	Announcement regarding our receipt of a complaint for preliminary injunction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPONKOA Insurance Company, Limited

Date: December 14, 2009

	By:	/S/ TAKASHI MIWA
Takashi Miwa
General Manager of General Affairs Dept.

[Translation]

December 11, 2009

Corporate Name:	NIPPONKOA Insurance Co., Ltd.
Name of the Representative:	Makoto Hyodo President and CEO (Code Number:8754)

Announcement regarding media reports on preliminary injunction

To Whom It May Concern:

Some media reported on a preliminary injunction filed by a group of our shareholders to suspend the holding of an Extraordinary Shareholders Meeting scheduled to be held on December 22, 2009. It is true that the preliminary injunction has in fact been filed, and we are currently verifying the factual details.

END

[Translation]

December 14, 2009

Corporate Name: Name of the Representative:	NIPPONKOA Insurance Co., Ltd. Makoto Hyodo President and CEO (Code Number:8754)

Announcement regarding our receipt of a complaint for preliminary injunction

To Whom It May Concern:

This is to inform you of a summary of a preliminary injunction filed on December 11, 2009 by a group of shareholders of NIPPONKOA Insurance Company, Limited (the “Company”) against our Representative Director requesting for suspension of holding of the Extraordinary Shareholders Meeting scheduled to be held on December 22, 2009.

1. Summary facts relating to the plaintiff: a group of six individual shareholders of the Company

2. Summary of the complaint: The complaint requests for suspension of holding of the above-mentioned Extraordinary Shareholders Meeting because the Company allegedly violated the applicable laws in taking steps to call the meeting, on the ground that there is no disclosure regarding 128 billion yen subordinated debt issued on May 27, 2009 by SOMPO JAPAN INSURANCE INC. – the counterparty to the proposed Share Exchange – under “5. Matters regarding SOMPO JAPAN” of the Attachment to the Notice of convocation of the Company’s meeting of shareholders, which relates to the agenda Item 1 “Approval of the Share Exchange Plan between the Company and Sompo Japan Insurance Inc.” to be voted on at the above-mentioned Extraordinary Shareholders Meeting.

3. Our future plan: We will carefully review the complaint and take appropriate actions.

END